Exhibit 4.7

DIAMIR BIOSCIENCES CORP.

AMENDED AND RESTATED FUTURE ADVANCE PROMISSORY NOTE

1. Principal and Interest. DiamiR Biosciences Corp., a Delaware Corporation (the “Company”), for value received, pursuant to this Amended and Restated Future Advance Promissory Note (the “Note”) hereby promises to pay to the order of Kira Sheinerman (“Payee”), in lawful money of the United States of America, $414,292.83, with interest from the date of hereof at 4% per annum on the unpaid balance until paid. Interest shall be accrued and added to principal. Such principal and accrued interest shall be due and payable on December 31, 2026 unless sooner converted as set forth below. All unpaid principal and interest on this Note may be prepaid at any time without penalty. Advances under this Note shall be requested by the Company and made by Payee in their discretion.

2. Accelerated Prepayment. If not sooner repaid or converted pursuant to the terms hereof, Payee may require the Company to repay all amounts due under this Note, including unpaid interest if there has been a Deemed Liquidation Event (as defined below). For purposes of this Note, a “Deemed Liquidation Event” shall include (A) the closing of the sale, lease, transfer or other disposition of all or substantially all of the assets of Company and its subsidiaries on a consolidated basis in one transaction or a series of related transactions or the grant of any exclusive license to any material portion of the Company’s intellectual property, (B) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold, directly or indirectly, at least fifty percent (50%) of the voting power of the capital stock of the Company or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock of the Company (or the surviving or acquiring entity) (for the purposes of this Note, clauses (A), (B) and (C) shall be referred to, collectively, as a “Change of Control Transaction”), (D) an initial public offering of securities by Company or one of its subsidiaries (an “IPO”) or (E) a liquidation, dissolution or winding up of the Company. Notwithstanding the foregoing, the sale of securities in an Equity Financing (defined below) shall not be deemed a “Deemed Liquidation Event.”

3. Conversion.

(a) All unpaid principal and accrued unpaid interest on this Note or any portion thereof, at the sole discretion of Payee, may be converted into the securities (the “Securities”) issued in the Company’s next equity financing involving the Company’s sale of securities to venture capital, institutional or private investors (an “Equity Financing”), upon such other terms and conditions as may be applicable in such Equity Financing at the lowest per unit price for Securities paid in cash by investors in such Equity Financing.

(b) Upon conversion of this Note pursuant to this Section 3, the applicable amount of outstanding principal and accrued interest of the Note shall be converted without any further action by the Payee subject to surrender of this Note to the Company or its transfer agent. The Company shall not be obligated to issue certificates evidencing the shares of the securities issuable upon such conversion unless this Note is either delivered to the Company or its transfer agent, or the Payee notifies the Company or its transfer agent that such Note has been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such Note. The Company shall, as soon as practicable after such delivery, or such agreement and indemnification, issue and deliver at such office to the Payee of such Note, a certificate or certificates for the securities to which the Payee shall be entitled and a check payable to the Payee in the amount of any cash amounts payable as the result of a conversion into fractional shares of such securities. If this Note shall be converted with respect to less than all of the then-outstanding principal and accrued but unpaid interest then due hereunder, promptly after surrender of this Note upon such conversion, the Company will execute and deliver a replacement promissory note on terms no less favorable than those contained in this Note, dated the date hereof, evidencing the Company’s obligation to repay such unconverted portion of this Note. Such conversion shall be deemed to have been made on the date the Payee notifies the Company of his intent to convert all or a portion of this Note.

4. Attorneys’ Fees. If the indebtedness represented by this Note or any part thereof is collected in bankruptcy, receivership or other judicial proceedings or if this Note is placed in the hands of attorneys for collection after default, the Company agrees to pay, in addition to the principal and interest payable hereunder, reasonable attorneys’ fees and costs incurred by Payee.

5. Notices. Any notice, other communication or payment required or permitted hereunder shall be in writing and shall be deemed to have been given upon receipt by the other party.

6. Acceleration. This Note shall become immediately due and payable if (i) the Company commences any proceeding in bankruptcy or for dissolution, liquidation, winding-up, composition or other relief under state or federal bankruptcy laws; or (ii) such proceedings are commenced against the Company, or a receiver or trustee is appointed for the Company or a substantial part of its property; or (iii) there is any material breach of any material covenant, warranty, representation or other term or condition of this Note at any time that is not cured within the time periods permitted therein, or if no cure period therein, within five (5) days after the date on which such breach occurs.

7. No Dilution or Impairment. The Company will not, by amendment of its charter documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Note.

8. Waivers. Company hereby waives presentment, demand for performance, notice of nonperformance, protest, notice of protest and notice of dishonor. No delay on the part of Payee in exercising any right hereunder shall operate as a waiver of such right or any other right. This Note is being delivered in and shall be construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws provisions thereof.

ISSUED as of October 10, 2023.

DiamiR Biosciences Corp.

By:
Name:	Alidad Mireskandari
Title:	Chief Executive Officer